UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Lixte Biotechnology Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

539319 202(Common Stock)

539319-11 (Public Warrants)

(CUSIP Number)

November 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 539319 10 3	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS. Gil N. Schwartzberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	918,650(1)

	6.	SHARED VOTING POWER	1,226335(2)

	7.	SOLE DISPOSITIVE POWER	918,650(1)

	8.	SHARED DISPOSITIVE POWER	1,226,335(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,144,985

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)[3] 16.2%
12.	TYPE OF REPORTING PERSON IN

1 Includes 375,962 shares of common stock owned by the Gil & Debbie Schwartzberg Family Trust dated November 19, 2003, Gil Schwartzberg Separate Property, as to which Gil Schwartzberg, as trustee, has voting, dispositive and investment control, stock options to purchase 83,333 shares of common stock owned by Gil Schwartzberg, 247,775 shares and warrants to purchase 105,264 shares of common stock owned by the Gil Schwartzberg IRA and 106,352 shares of common stock owned by Continuum Capital Partners, LP, as to which Gil Schwartzberg has sole voting, dispositive and investment control.

2 Includes 186,667 shares of common stock, stock options to purchase 291,667 shares of common stock and warrants to purchase 83,000 shares of common stock owned by the Julie Schwartzberg Trust, as to which Gil Schwartzberg is the co-trustee; 191,000 shares of common stock, stock options to purchase 291,667 shares of common stock, and warrants to purchase 83,333 shares of common stock owned by the David N. Sterling Trust, as to which Gil Schwartzberg is the co-trustee; 16,667 shares of common stock owned by each of the Savannah Sterling Trust, Amanda Sterling Trust, Daniel Sterling Trust and Charles Sterling Trust, as to which Julie Forman is the trustee; and 32,333 shares of common stock owned by the Julie Forman 2015 Trust, David Sterling Trustee.

3 Based on 12,274,302 shares of common stock outstanding as of November 30, 2020.

CUSIP NO. 539319 10 3	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS. Debbie Schwartzberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	417,474(1)

	6.	SHARED VOTING POWER	1,226335(2)

	7.	SOLE DISPOSITIVE POWER	417,474(1)

	8.	SHARED DISPOSITIVE POWER	1,226,335(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,643,809

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)(3) 12.62%
12.	TYPE OF REPORTING PERSON IN

(1) Includes 417,474 shares of common stock owned by the Gil and Debbie Schwartzberg Family Trust dated November 19, 2003, Debbie Schwartzberg Separate Property, as to which Debbie Schwartzberg, as trustee, has voting, dispositive and investment control.
(2) Includes 186,667 shares of common stock, stock options to purchase 291,667 shares of common stock and warrants to purchase 83,000 shares of common stock owned by the Julie Schwartzberg Trust, as to which Gil Schwartzberg is the co-trustee; 191,000 shares of common stock, stock options to purchase 291,667 shares of common stock, and warrants to purchase 83,333 shares of common stock owned by the David N. Sterling Trust, as to which Gil Schwartzberg is the co-trustee; 16,667 shares of common stock owned by each of the Savannah Sterling Trust, Amanda Sterling Trust, Daniel Sterling Trust and Charles Sterling Trust, as to which Julie Forman is the trustee; and 32,333 shares of common stock owned by the Julie Forman 2015 Trust, David Sterling Trustee.

(3) Based on 12,274,302 shares of common stock outstanding as of November 30, 2020.

CUSIP NO. 539319 10 3	Page 4 of 6 Pages

Item 1(a).	Name of Issuer.

The name of the issuer is Lixte Biotechnology Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 248 Route 25A, No. 2, East Setauket, New York 11733.

Item 2(a).	Name of Person Filing.

The names of the individuals are Gil N. Schwartzberg and Debbie Schwartzberg (each a “Reporting Person” and, collectively, the “Reporting Persons”). The Reporting Persons are husband and wife and hold the shares reported in Rows 5 & 7 of their respective cover pages as separate property.

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The address of Gil N. Schwarzberg is 5500 Military Trail, Suite 22, Box 356, Jupiter, Florida 33458.

The address of Debbie Schwarzberg is 5500 Military Trail, Suite 22, Box 356, Jupiter, Florida 33458.

Item 2(c).	Citizenship.

Gil N. Schwartzberg is a United States citizen.

Debbie Schwartzberg is a United States citizen.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number is 539319-202 (Common Stock) and 539319-11 (Public Warrants).

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	[ ]	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

CUSIP NO. 539319 10 3	Page 5 of 6 Pages

(f)	[ ]	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

The information required by items 4(a) – (c) is set forth in rows 5 through 11 of the cover pages and is incorporated herein by reference.

The 3,334,000 shares reported in Rows 6 and 8 for each Reporting Person are held in two separate trusts, with respect to which Mr. Schwartzberg and Dr. Schwartzberg are co-trustees. The first trust holds 1,184,000 shares of common stock and options to purchase 500,000 shares. The second trust holds 1,150,000 shares of common stock and options to purchase 500,000 shares. Mr. Schwartzberg and Dr. Schwartzberg share the power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, the 3,334,000 shares held by the two trusts.

Each Reporting Person disclaims beneficial ownership, as such term is defined under Rule 13d-3, of the securities reported by the other Reporting Person in Rows 5 & 7 of the respective cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 539319 10 3	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2020

/s/ Gil N. Schwartzberg
Gil N. Schwartzberg

Dated: December 15, 2020

/s/ Debbie Schwartzberg
Debbie Schwartzberg